AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

40-33
Branch 18
811-7758

June 4, 2004

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM
BY

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 09 2004
WASH. D.C. 181

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, two copies of AIM Defendants' Motion to Transfer and Motion for Enlargement of Time and related filings in *Ferdinando Papia, et al. v. A I M Advisors, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

04041656

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

S:\srr\Litigation\Papia v AIM\Corr\L-060304SEC.doc
060304 (1) vxv

RECEIVED

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA 04 JUN -1 PM 3: 27
TAMPA DIVISION

DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA, FLORIDA

FERDINANDO PAPIA, FRED DUNCAN,
GRACE GIAMANCO, JEFFREY S.
THOMAS, COURTNEY KING,
KATHLEEN BLAIR, HENRY BERDAT,
RUTH MOCCIA, MURRAY BEASLEY,
and FRANCIS J. BEASLEY,

Plaintiffs,

CASE NO.: 8:04-CV-977-T17-MSS

v.

AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.

_______________________________________/

AGREED MOTION FOR ENLARGEMENT OF TIME
TO RESPOND TO COMPLAINT AND MEMORANDUM OF LAW

Defendants, AIM Advisors, Inc., and AIM Distributors, Inc. (collectively "Defendants") hereby submit this Agreed Motion for Enlargement of Time to Respond to Complaint and Memorandum of Law.

1. On or about May 11, 2004, Defendants were served with the Complaint in this matter.

2. On June 1, 2004, Defendants filed a motion to transfer pursuant to 28. U.S.C. §1404(a).

3. Counsel for the parties are engaged in discussions regarding the further handling of this matter.

4. The parties have agreed to an extension of time up to and including June 30, 2004 within which Defendants may serve their response to the Complaint.

NOTICE OF COMPLIANCE WITH LOCAL RULE 3.01(g)

Pursuant to Local Rule 3.01(g), counsel for the parties have conferred, and Guy M. Burns, counsel for Plaintiffs, has agreed to the relief sought in this motion.

MEMORANDUM OF LAW

Pursuant to Local Rule 3.01(a), Defendants submit the following Memorandum of Law in Support of the Agreed Motion to Enlarge Time to Respond to Plaintiff's Complaint. Counsel for Defendants and Counsel for Plaintiff, after service of the Complaint, agreed to an extension time until June 30, 2004 to serve their response to the Complaint. Defendants seek this enlargement in good faith and upon agreement with counsel for Plaintiff.

The applicable rules of procedure governing this action permit this Court, in its discretion to enlarge a period of time "for cause" when a request is made prior to the expiration of time originally allowed. Fed. R. Civ. P. 6(b). The foregoing allegations constitute such cause and would justify the exercise of this Court's discretion to grant this Agreed Motion.

WHEREFORE, Defendants respectfully request that this Court enter an Order allowing Defendants up to and including June 30, 2004 to serve their response to the Complaint.

Respectfully submitted,

AKERMAN SENTERFITT

By: [signature] Margaret D. Mathews

Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
A I M Advisors, inc. and
A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 1st day of June, 2004.

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Margaret D. Mathews

Attorney

RECEIVED

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

04 JUN -1 PM 3:26

COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA, FLORIDA

FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY,

Plaintiffs,

v.

CASE NO.: 8:04-CV-977-T17-MSS

AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC.

_______________________________________/

NOTICE OF FILING AFFIDAVIT

Defendants, AIM Advisors, Inc. and AIM Distributors, Inc. hereby give notice of filing the original Affidavit of Kevin M. Carome in support of its Motion to Transfer Pursuant to 28 U.S.C. §1404(a).

Respectfully submitted,

AKERMAN SENTERFITT

By: Margaret D. Mathews

Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
A I M Advisors, inc. and
A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 1st day of June, 2004.

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Margaret S. Mathers
Attorney

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCES J. BEASLEY,

Plaintiffs,

-against-

A I M Advisors, Inc. and A I M Distributors, Inc.,

Defendants.

Case No. 04 CV 977

Affidavit of Kevin M. Carome
in Support of
Motion to Transfer: § 1404(a)

State of Texas)
) ss.:
County of Harris)

Kevin M. Carome, being duly sworn, deposes and says:

1. I am Senior Vice President, Secretary and General Counsel of A I M Advisors, Inc. and Vice President of A I M Distributors, Inc. (collectively referred to as "AIM") which serve as the investment adviser and distributor, respectively, to the mutual funds whose fees are challenged in this action. I have personal knowledge of the facts set forth in this affidavit or have had others who report to me collect the information for me. I have reviewed that information and believe it to be true and correct.

2. I submit this affidavit in support of AIM's motion under 28 U.S.C. § 1404(a) to transfer this action from the Middle District of Florida to the Southern District of Texas. Set forth hereinbelow are the facts which support transfer of this action:

3. Neither AIM nor the mutual funds involved in this action have offices in the Middle District of Florida. By contrast, the principal offices of AIM and the mutual funds are in Houston, Texas, within the Southern District of Texas.

4. Of the approximately 2300 employees of AIM and its affiliates, only six (all wholesalers) reside or work in the Middle District of Florida and none of those six is pertinent to this lawsuit. A substantial majority of the other employees of AIM reside and work in the Southern District of Texas.

5. None of the challenged conduct took place in the Middle District of Florida. For example, no negotiations for the advisory and distribution agreements at issue in this case occurred in the Middle District of Florida. None of the challenged advisory and distribution fees were paid to AIM in the Middle District of Florida. Rather, the relevant negotiations occurred in the Southern District of Texas and services rendered under those contracts were rendered in the Southern District of Texas.

6. None of the AIM officers or employees who are presently expected to testify in this action are based in the Middle District of Florida. Those AIM officers and employees reside and/or work in the Southern District of Texas. A trial in the Southern District of Texas will be far more convenient for them. Furthermore, AIM intends to call certain former employees (no longer under its control) to testify about the challenged fees and services. Those persons also live in the Southern District of Texas. A trial in the Southern District of Texas will obviously be much more convenient for them, and AIM will be able to subpoena them to testify at trial. The opposite is true for a trial in the Middle District of Florida. Attached hereto as Exhibit A are the names and addresses of the witnesses presently expected to testify at trial and the subject matter of their testimony.

7. Similarly, none of the disinterested trustees of the involved mutual funds who will testify in this action, resides or works in the Middle District of Florida. Rather, those who are presently expected to testify at trial reside and work in the Southern District of Texas. See Exhibit A.

8. None of the Trustees' meetings at issue in this lawsuit occurred in the Middle District of Florida. No pertinent records of AIM and the mutual funds relating to the challenged fees and services are maintained in the Middle District of Florida. Rather, those records are all located in the Southern District of Texas.

9. Finally, I am advised by our attorneys that transfer of this action to the Southern District of Texas should not result in any delay in the trial of this action. I am so advised that for the

year ending September 30, 2003: (1) the median time from filing to trial for civil actions in the Middle District of Florida was 20.2 months, while the median time in the Southern District of Texas was 20.8 months; and (2) the calendar in the Middle District of Florida grew at approximately twice the rate of the calendar in the Southern District of Texas.

Conclusion

I respectfully request that the Court transfer this action to the Southern District of Texas.

Kevin M. Carome

Subscribed and sworn to before me
this 28th day of May, 2004.

CYNTHIA L THOMPSON
MY COMMISSION EXPIRES
February 15, 2007

Notary Public

EXHIBIT A

Witness List

Name	Location	Position	Subject
Mary J. Benson	Houston, Texas	Assistant Fund Accounting Controller, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Gene Needles	Houston, Texas	Director – Retail Marketing, AIM Distributors	Nature and Quality of Distribution Services
Gary T. Crum	Houston, Texas	Former Director – Investments, AIM Advisors	Nature and Quality of Advisory Services
Dawn M. Hawley	Houston, Texas	Chief Financial Officer, AIM Advisors, AIM Distributors	Profitability
David E. Hessel	Houston, Texas	Finance Director, AIM Advisors, AIM Distributors	Profitability
Sheri Steward Morris	Houston, Texas	Assistant Fund Accounting Controller, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Dana R. Sutton	Houston, Texas	Former Director – Fund Administration, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Sidney M. Dilgren	Houston, Texas	Director – Fund Administration, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Bruce L. Crockett	Houston, Texas	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Jack Fields	Kingwood, Texas (approximately 30 miles north of Houston, Texas)	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Lewis F. Pennock	Houston, Texas	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Louis S. Sklar	Houston, Texas	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans

Robert H. Graham	Houston, Texas	Chairman of the Board of Trustees, Chairman of AIM and Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Mark H. Williamson	Houston, Texas -- (3 days/week) Atlanta, Georgia – (2 days/week)	Chief Executive Officer of AIM and Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Gary K. Wendler	Houston, Texas	Market Research and Analysis Manager	Fund Performance Analysis

RECEIVED

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA 04 JUN -1 PM 3:26
TAMPA DIVISION

MIDDLE DISTRICT OF FLORIDA
TAMPA, FLORIDA

FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY,

Plaintiffs,

CASE NO.: 8:04-CV-977-T17-MSS

v.

AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC.

_______________________________________/

NOTICE OF FILING PROPOSED ORDER

Defendants, AIM Advisors, Inc. and AIM Distributors, Inc. hereby give notice of filing the proposed Order on Motion to Transfer Pursuant to 28 U.S.C. §1404(a).

Respectfully submitted,

AKERMAN SENTERFITT

By: Margaret D. Mathews
Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
A I M Advisors, inc. and
A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 1st day of June, 2004.

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Margaret D. Mathews
Attorney

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCES J. BEASLEY,

Plaintiffs,

-against-

A I M Advisors, Inc. and A I M Distributors, Inc.,

Defendants.

Case No. 04 CV 977

ORDER

The Court finds that this action should be transferred to the Southern District of Texas pursuant to 28 U.S.C. § 1404(a) for the following reasons: (1) the Southern District of Texas is a more convenient forum for A I M Advisors, Inc. and A I M Distributors, Inc., both of which have their headquarters in the Southern District of Texas; (2) the Funds on whose behalf this action is brought have their principal places of business and maintain all relevant documents and records in the Southern District of Texas; (3) the majority of party and non-party witnesses reside and/or work in the Southern District of Texas; and (4) plaintiffs' initial choice of forum is entitled to little weight in this motion since they are suing derivatively, and the real parties in interest are the Funds.

Moreover, the Court finds that public interest factors – the desirability of resolving controversies where events at issue occurred, the Court's familiarity with the applicable law and expeditious prosecution of the action – favor transfer of this action to the Southern District of Texas. In particular, the Court finds that none of the events material to the claims against AIM occurred in the Middle District of Florida. The Fund board meetings and, in particular, the contract negotiations at the heart of this case, took place in the Southern District of Texas.

Accordingly, the Court transfers this action against A I M Advisors, Inc. and A I M Distributors, Inc. to the United States District Court for the Southern District of Texas pursuant to 28 U.S.C. § 1404(a).

Dated this ___________ day of June, 2004.

____

Elizabeth A. Kovachevich
United States District Court

RECEIVED

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

04 JUN -1 PM 3:26

CLERK U.S. DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA, FLORIDA

FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCES J. BEASLEY,

Plaintiffs,

-against-

A I M Advisors, Inc. and A I M Distributors, Inc.,

Defendants.

Case No. 04 CV 977

DEFENDANTS' MOTION TO TRANSFER PURSUANT TO 28 U.S.C. § 1404(a) AND INCORPORATED MEMORANDUM IN SUPPORT

AKERMAN SENTERFITT
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602-5311
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
A I M Advisors, Inc., and
A I M Distributors, Inc.

Preliminary Statement

This is a derivative action brought under § 36(b) and Rule 12b-1 of the Investment Company Act of 1940 by shareholders of several mutual funds, allegedly on behalf of those mutual funds, claiming excessive advisory and distribution fees.

Defendants A I M Advisors, Inc. and A I M Distributors, Inc. (collectively, "AIM") move, pursuant to 28 U.S.C. § 1404(a), to transfer this action to the United States District Court for the Southern District of Texas.

The Court should transfer this action to the Southern District of Texas because that is the location of defendants' place of business and of the pertinent witnesses and documents. It is also where the conduct at issue in this litigation occurred and where the mutual funds involved in this derivative action are located. By way of contrast, this action has no meaningful connection to the Middle District of Florida.

Relevant Facts

Neither of the defendants has an office or a place of business in the Middle District of Florida. No prospective witness resides or works in the Middle District of Florida. No documents or records of either defendant are maintained in the Middle District of Florida. Of the 2,300 employees of AIM and its affiliates, only six[1] reside or work in the Middle District of Florida. None of the challenged conduct took place in the Middle District of Florida.

By contrast, both defendants have their principal place of business in the Southern District of Texas. The non-party witnesses and party witnesses pertinent to this case reside and/or work in Texas (and specifically in Houston, the location of the principal courthouse for the Southern District of Texas). The Southern District of Texas is, thus, far more convenient than the Middle District of

---

[1] The six are all wholesalers working out of their homes, and they are irrelevant to the claims in this case.

Florida for AIM as well as for the non-party witnesses. The Southern District of Texas also appears to have a lighter trial calendar than the Middle District of Florida.

Finally, it is beyond dispute that this action could have been brought in the Southern District of Texas.

The Legal Standard: § 1404(a)

28 U.S.C. § 1404(a) provides: "For the convenience of parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it might have been brought."

ARGUMENT

This action should be transferred to the Southern District of Texas

This Court (Kovachevich, J.) is well familiar with the principles governing 28 U.S.C. § 1404(a), and has written many opinions on the issue. In Jasper Corp. v. Nat'l Union Fire Insurance Co. of Pittsburgh, Pa., 1999 U.S. Dist. LEXIS 15334, at *11-12 (M.D. Fla. September 3, 1999), this Court outlined the factors as follows:

> "1) Plaintiff's initial choice of forum; 2) convenience of the parties and witnesses; 3) relative ease of access to sources of proof; 4) availability of compulsory process for witnesses; 5) location of relevant evidence; 6) financial ability to bear the cost of the change; 7) and all other practical problems that make trial of the case easy, expeditious, and inexpensive."

Here, those factors demonstrate that the Southern District of Texas is a far more convenient forum, and the interests of justice will be served best by a transfer of the action to that district.

1. **plaintiffs' initial choice of forum** – Since plaintiffs are suing derivatively, and the real parties in interest are the mutual funds, the plaintiffs' initial choice of forum is entitled to little or no weight on this motion. Roy v. Alliance Capital Management, L.P., 2002 U.S. Dist. LEXIS 26660, at *10 (M.D. Fla. 2002) (Bucklew, J.); Koster v. (American) Lumbermen Mut. Cas. Co., 330 U.S. 518, 524 (1947) (claim of named plaintiff in derivative action that "a forum is appropriate merely because it is his home forum is considerably weakened"). In addition, plaintiffs' initial choice of forum should be accorded little or no weight since their testimony and records will play no role in the adjudication of the claims – they are challenging fee negotiations of which they admittedly have no first-hand knowledge. Furthermore, "there is no special relation between this community and the alleged occurrences." Roy, at *10-11; Moghaddam v. Dunkin Donuts, Inc., 2002 U.S. Dist. LEXIS 14952, at *7 (S.D. Fla. August 13, 2002) ("a plaintiff's choice of forum will be afforded less deference when [as here] the operative facts underlying the action occurred outside the district chosen by the plaintiff") (Zloch, J.). Thus, plaintiffs' choice of forum is plainly secondary to the convenience of the non-party witnesses and AIM whose testimony will be critical to the determination of this action.

2. **convenience of parties and witnesses** — A trial in Houston would be much more convenient both for party and non-party witnesses. The pertinent witnesses —the officers and employees of AIM with direct knowledge about the fees and negotiations involved in this action — reside and work in the Southern District of Texas. Thus, no travel will be required of the witnesses to attend the trial. This would not be the case if the trial were held in the Middle District of Florida. Response Reward Systems, L.C. v. Meijer, 189 F. Supp. 2d 1332, 1340 (M.D. Fla. 2002) (Kovachevich, J.); Central Money Mortgage Co. [IMC], Inc. v. Holman, 122 F. Supp. 2d 1345, 1346 (M.D. Fla. 2000) (Kovachevich, J.) ("convenience of witnesses is given

more weight when considering transfer of venue"); Cortez v. First City National Bank of Houston, 735 F. Supp. 1021, 1024 (M.D. Fla. 1990) (Kovachevich, J.) (transfer to Southern District of Texas); Bullard v. The Northern Trust Co., 1992 U.S. Dist. LEXIS 9229 at **3-4 (M.D. Fla. June 19, 1992) (Kovachevich, J.); Prentice v. Prentice Colour, Inc., 779 F. Supp. 578 (M.D. Fla. 1991) (Kovachevich, J.) (transfer to Southern District of Texas where defendant was located).

At a trial in Houston, witnesses could continue their work without significant disruption. The opposite would be true for a trial in the Middle District of Florida. AIM has no office there. The attendance of AIM personnel at a trial in Florida would require them to be absent from their work in Houston for a period of time. Obviously, any disruption in the work of the persons managing the various AIM mutual funds because of travel would be a detriment to those mutual funds and their shareholders. See, e.g. Response Reward Systems, 189 F. Supp. 2d at 1340; Trans-United Indus., Inc. v. Renard Lin. & Rug Co., 212 F. Supp. 373 (W.D. Pa. 1962).

Finally, as already noted, plaintiffs will not be providing meaningful testimony at the trial since they, admittedly, have no first-hand knowledge of the advisory or distribution fee negotiations involved in this case.

3. **access to sources of proof** — AIM is located in the Southern District of Texas. It has no office in the Middle District of Florida. None of the events or transactions material to the claims against AIM occurred in the Middle District of Florida. The mutual fund board meetings and, in particular, the contract negotiations at the heart of this case took place in the Southern District of Texas. Powercerv Technologies Corp. v. Ovid Technologies, Inc., 993 F. Supp. 1467, 1470 (M.D. Fla. 1998) (Kovachevich, J.); New England Machinery, Inc. v. Conagra Petproducts Co., 827 F. Supp. 732, 735 (M.D. Fla. 1993) (Kovachevich, J.).

4. <u>**availability of effective compulsory process for witnesses**</u> — Certain former AIM employees whom AIM intends to call as witnesses by subpoena reside in the Southern District of Texas (see Carome Affidavit). Other non-party witnesses (e.g. disinterested Trustees[2]) also work and live there. Transfer to the Southern District of Texas would ensure that subpoenas will be effective and that those witnesses will appear at trial. Windmere Corp. v. Remington Products, Inc., 617 F.Supp. 8, 11 (S.D. Fla. 1985). In contrast, a subpoena issued for a trial in the Middle District of Florida would be ineffective to procure the presence of those witnesses.

5. **location of relevant evidence** — AIM does not maintain any of its documents or records in the Middle District of Florida. It maintains all relevant documents and records in the Southern District of Texas. Response Reward Systems, 189 F. Supp. 2d at 1340; Money Mortgage Co., 122 F. Supp. 2d at 1347; Jewelmasters, Inc. v. May Dept. Stores Co., 840 F.Supp. 893, 895-96 (S.D. Fla. 1993); Cortez, 735 F. Supp. at 1024.

6. **financial ability to bear cost of transfer** — This action has just recently been commenced. At this early stage, it is unlikely that plaintiffs have made material expenditures of time or money. Transfer will not impose on them any additional cost or cause any loss of expenditures already made. Indeed, if their depositions are required, which is an uncertain proposition at best, AIM agrees to depose them in Florida. By contrast, transfer will be materially helpful to AIM since AIM will not have to pay the cost of transportation and hotels for its many witnesses to fly to Florida and be lodged in Florida.

---

[2] The mutual funds are governed by Trustees. The majority of the Trustees must be and are "disinterested" as that term is used in connection with the Investment Company Act. Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321, 330-31 (4th Cir. 2001). Since this action challenges determinations of those Trustees in connection with the consideration and approval of the advisory and distribution agreements, one or more of them will necessarily be witnesses in this action.

7. **other practical considerations** –

expeditious prosecution of action – This action will, in all likelihood, be more quickly resolved if transferred to the Southern District of Texas. Though the median time from filing to trial is virtually identical in the two districts[3], the Middle District of Florida has seen its calendar grow at about twice the rate of the calendar in the Southern District of Texas over the last year. At the very least, there should be no greater delay in reaching trial in the Southern District of Texas.

the Court's familiarity with the applicable law – Florida law is not involved in this action; the law involved is the Investment Company Act of 1940, which is equally accessible to the Southern District of Texas as it is to this Court.

In sum, all pertinent factors support transfer to the Southern District of Texas.

* * *

Recent decisions transferring alleged excessive fee cases under § 36(b) of the Investment Company Act to the districts where the fund complexes were headquartered also provide support for this motion. In Roy, at **8-11, Judge Bucklew, after applying the "first-filed" rule so as to give deference to an earlier action in the transferee district, held:

> "The Court further finds that the action should be transferred for the convenience of the parties and witnesses and in the interests of justice. First, Defendant asserts that potential witnesses include its employees with direct knowledge of the Fund's investments in Enron, Defendant's directors and senior officers – of whom the vast majority reside in the New York City/New Jersey metropolitan area. Defendant asserts that none of these potential witnesses have any connection to the Middle District of Florida . . .
>
> Second, the vast majority of documents relevant to this case are located at offices in the New York City/New Jersey metropolitan area, or in Minnesota . . .

---

[3] For 2003 it was 20.8 months in the Southern District of Texas while it was 20.2 months in the Middle District of Florida (www.uscourts.gov./library/statistical reports).

> Finally, the interests of justice require that this Court transfer the action to the District of New Jersey. The Supreme Court has stated that §1404(a) was intended to prevent 'unnecessary inconvenience and expense to parties, witnesses, and the public.' Although transferring the case will undoubtedly inconvenience Plaintiff, the inconvenience the transfer will impose upon her does not compare to that which would be imposed upon Defendant if the case were to remain pending in this Court. In light of the fact that this case is a derivative action, it is highly unlikely that Plaintiff's presence 'would help to make whatever case can be made [on] behalf of the corporation.' Koster v.(American) Lumbermens Mut. Cas. Co., 330 U.S. 518, 525, 91 L. Ed. 1067, 67 S. Ct. 828 (1947). Plaintiff has not indicated that she possesses any information which would be helpful to the resolution of the matters at issue in the case at bar, nor has she indicated that she intends to serve as a witness at trial. As such, it appears that the burden on Defendant in having to defend this action in this Court would be much greater than that which will be imposed upon Plaintiff in pursuing this case in the District of New Jersey."

In Nelson v. A I M Advisors, Inc., 2002 US Dist. LEXIS 5101, at **3-5 (S.D. Ill. March 8, 2002), the Court transferred to the Southern District of Texas an action against these same AIM defendants brought by plaintiff's counsel for the same relief —the recovery of allegedly excessive advisory and distribution fees. For other mutual fund opinions so holding, see, e.g.: Cullen v. Templeton Growth Fund, Inc. and Templeton Global Advisors, 03-CV-0859-MR (S.D. Ill. March 29, 2004); Green v. Fund Asset Management L.P., No. 96 11276-NG (D.Mass. July 15, 1997); Krinsk v. Fund Asset Management, Inc., No. 85-1268-GT (CM) (S.D. Cal. Oct. 10, 1985).

Conclusion

For the foregoing reasons, Defendants A I M Advisors, Inc. and A I M Distributors, Inc. respectfully request that this Court transfer this action to the United States District Court for the Southern District of Texas.

Dated: June 1, 2004

Respectfully submitted,

AKERMAN SENTERFITT

by ______________________
Joseph W. Hatchett
Florida Bar No. 034486
Margaret D. Mathews
Florida Bar No. 348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602-5311
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
A I M Advisors, Inc.
and A I M Distributors, Inc.

CERTIFICATE OF COMPLIANCE

The undersigned counsel certifies that she has conferred with Guy M. Burns, counsel for the Plaintiffs regarding resolution of the motion. At this time, Plaintiffs are considering whether to agree and therefore no resolution has been reached on the disposition of the motion.

Respectfully submitted,

AKERMAN SENTERFITT

By: [signature]

Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560
Attorneys for Defendants:
A I M Advisors, Inc. and
A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 1st day of June, 2004:

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Margaret D. Mathews
Attorney

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY,

Plaintiffs,

CASE NO.: 8:04-CV-977-T17-MSS

v.

AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC.

_______________________________________/

AGREED MOTION FOR ENLARGEMENT OF TIME TO RESPOND TO COMPLAINT AND MEMORANDUM OF LAW

Defendants, AIM Advisors, Inc., and AIM Distributors, Inc. (collectively "Defendants") hereby submit this Agreed Motion for Enlargement of Time to Respond to Complaint and Memorandum of Law.

1. On or about May 11, 2004, Defendants were served with the Complaint in this matter.

2. On June 1, 2004, Defendants filed a motion to transfer pursuant to 28. U.S.C. §1404(a).

3. Counsel for the parties are engaged in discussions regarding the further handling of this matter.

4. The parties have agreed to an extension of time up to and including June 30, 2004 within which Defendants may serve their response to the Complaint.

NOTICE OF COMPLIANCE WITH LOCAL RULE 3.01(g)

Pursuant to Local Rule 3.01(g), counsel for the parties have conferred, and Guy M. Burns, counsel for Plaintiffs, has agreed to the relief sought in this motion.

MEMORANDUM OF LAW

Pursuant to Local Rule 3.01(a), Defendants submit the following Memorandum of Law in Support of the Agreed Motion to Enlarge Time to Respond to Plaintiff's Complaint. Counsel for Defendants and Counsel for Plaintiff, after service of the Complaint, agreed to an extension time until June 30, 2004 to serve their response to the Complaint. Defendants seek this enlargement in good faith and upon agreement with counsel for Plaintiff.

The applicable rules of procedure governing this action permit this Court, in its discretion to enlarge a period of time "for cause" when a request is made prior to the expiration of time originally allowed. Fed. R. Civ. P. 6(b). The foregoing allegations constitute such cause and would justify the exercise of this Court's discretion to grant this Agreed Motion.

WHEREFORE, Defendants respectfully request that this Court enter an Order allowing Defendants up to and including June 30, 2004 to serve their response to the Complaint.

Respectfully submitted,

AKERMAN SENTERFITT

By: /s/ Margaret D. Mathews
Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
A I M Advisors, inc. and
A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 1st day of June, 2004.

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Margaret D. Mathews
Attorney

RECEIVED

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

04 JUN -1 PM 3:26

CLERK U.S. DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA, FLORIDA

FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY,

Plaintiffs,

CASE NO.: 8:04-CV-977-T17-MSS

v.

AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.

_________________________________/

NOTICE OF FILING AFFIDAVIT

Defendants, AIM Advisors, Inc. and AIM Distributors, Inc. hereby give notice of filing the original Affidavit of Kevin M. Carome in support of its Motion to Transfer Pursuant to 28 U.S.C. §1404(a).

Respectfully submitted,

AKERMAN SENTERFITT

By: Margaret D. Mathews
Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
A I M Advisors, inc. and
A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 1st day of June, 2004.

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Margaret D. Mathers
Attorney

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCES J. BEASLEY,

Plaintiffs,

-against-

A I M Advisors, Inc. and A I M Distributors, Inc.,

Defendants.

Case No. 04 CV 977

Affidavit of Kevin M. Carome
in Support of
<u>Motion to Transfer: § 1404(a)</u>

State of Texas)
) ss.:
County of Harris)

Kevin M. Carome, being duly sworn, deposes and says:

1. I am Senior Vice President, Secretary and General Counsel of A I M Advisors, Inc. and Vice President of A I M Distributors, Inc. (collectively referred to as "AIM") which serve as the investment adviser and distributor, respectively, to the mutual funds whose fees are challenged in this action. I have personal knowledge of the facts set forth in this affidavit or have had others who report to me collect the information for me. I have reviewed that information and believe it to be true and correct.

2. I submit this affidavit in support of AIM's motion under 28 U.S.C. § 1404(a) to transfer this action from the Middle District of Florida to the Southern District of Texas. Set forth hereinbelow are the facts which support transfer of this action:

3. Neither AIM nor the mutual funds involved in this action have offices in the Middle District of Florida. By contrast, the principal offices of AIM and the mutual funds are in Houston, Texas, within the Southern District of Texas.

4. Of the approximately 2300 employees of AIM and its affiliates, only six (all wholesalers) reside or work in the Middle District of Florida and none of those six is pertinent to this lawsuit. A substantial majority of the other employees of AIM reside and work in the Southern District of Texas.

5. None of the challenged conduct took place in the Middle District of Florida. For example, no negotiations for the advisory and distribution agreements at issue in this case occurred in the Middle District of Florida. None of the challenged advisory and distribution fees were paid to AIM in the Middle District of Florida. Rather, the relevant negotiations occurred in the Southern District of Texas and services rendered under those contracts were rendered in the Southern District of Texas.

6. None of the AIM officers or employees who are presently expected to testify in this action are based in the Middle District of Florida. Those AIM officers and employees reside and/or work in the Southern District of Texas. A trial in the Southern District of Texas will be far more convenient for them. Furthermore, AIM intends to call certain former employees (no longer under its control) to testify about the challenged fees and services. Those persons also live in the Southern District of Texas. A trial in the Southern District of Texas will obviously be much more convenient for them, and AIM will be able to subpoena them to testify at trial. The opposite is true for a trial in the Middle District of Florida. Attached hereto as Exhibit A are the names and addresses of the witnesses presently expected to testify at trial and the subject matter of their testimony.

7. Similarly, none of the disinterested trustees of the involved mutual funds who will testify in this action, resides or works in the Middle District of Florida. Rather, those who are presently expected to testify at trial reside and work in the Southern District of Texas. See Exhibit A.

8. None of the Trustees' meetings at issue in this lawsuit occurred in the Middle District of Florida. No pertinent records of AIM and the mutual funds relating to the challenged fees and services are maintained in the Middle District of Florida. Rather, those records are all located in the Southern District of Texas.

9. Finally, I am advised by our attorneys that transfer of this action to the Southern District of Texas should not result in any delay in the trial of this action. I am so advised that for the

year ending September 30, 2003: (1) the median time from filing to trial for civil actions in the Middle District of Florida was 20.2 months, while the median time in the Southern District of Texas was 20.8 months; and (2) the calendar in the Middle District of Florida grew at approximately twice the rate of the calendar in the Southern District of Texas.

Conclusion

I respectfully request that the Court transfer this action to the Southern District of Texas.

Kevin M. Carome

Subscribed and sworn to before me
this 28TH day of May, 2004.

CYNTHIA L. THOMPSON
MY COMMISSION EXPIRES
February 15, 2007

Cynthia L. Thompson
Notary Public

EXHIBIT A

Witness List

Name	Location	Position	Subject
Mary J. Benson	Houston, Texas	Assistant Fund Accounting Controller, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Gene Needles	Houston, Texas	Director – Retail Marketing, AIM Distributors	Nature and Quality of Distribution Services
Gary T. Crum	Houston, Texas	Former Director – Investments, AIM Advisors	Nature and Quality of Advisory Services
Dawn M. Hawley	Houston, Texas	Chief Financial Officer, AIM Advisors, AIM Distributors	Profitability
David E. Hessel	Houston, Texas	Finance Director, AIM Advisors, AIM Distributors	Profitability
Sheri Steward Morris	Houston, Texas	Assistant Fund Accounting Controller, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Dana R. Sutton	Houston, Texas	Former Director – Fund Administration, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Sidney M. Dilgren	Houston, Texas	Director – Fund Administration, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Bruce L. Crockett	Houston, Texas	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Jack Fields	Kingwood, Texas (approximately 30 miles north of Houston, Texas)	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Lewis F. Pennock	Houston, Texas	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Louis S. Sklar	Houston, Texas	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans

Robert H. Graham	Houston, Texas	Chairman of the Board of Trustees, Chairman of AIM and Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Mark H. Williamson	Houston, Texas -- (3 days/week) Atlanta, Georgia – (2 days/week)	Chief Executive Officer of AIM and Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Gary K. Wendler	Houston, Texas	Market Research and Analysis Manager	Fund Performance Analysis

RECEIVED

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY,

Plaintiffs,

CASE NO.: 8:04-CV-977-T17-MSS

v.

AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.

_______________________________________/

NOTICE OF FILING PROPOSED ORDER

Defendants, AIM Advisors, Inc. and AIM Distributors, Inc. hereby give notice of filing the proposed Order on Motion to Transfer Pursuant to 28 U.S.C. §1404(a).

Respectfully submitted,

AKERMAN SENTERFITT

By: Margaret D. Mathews
Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

{TP139170;1}

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
A I M Advisors, inc. and
A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 1st day of June, 2004.

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Margaret D. Mathews
Attorney

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCES J. BEASLEY, Plaintiffs, -against- A I M Advisors, Inc. and A I M Distributors, Inc., Defendants.	Case No. 04 CV 977

ORDER

The Court finds that this action should be transferred to the Southern District of Texas pursuant to 28 U.S.C. § 1404(a) for the following reasons: (1) the Southern District of Texas is a more convenient forum for A I M Advisors, Inc. and A I M Distributors, Inc., both of which have their headquarters in the Southern District of Texas; (2) the Funds on whose behalf this action is brought have their principal places of business and maintain all relevant documents and records in the Southern District of Texas; (3) the majority of party and non-party witnesses reside and/or work in the Southern District of Texas; and (4) plaintiffs' initial choice of forum is entitled to little weight in this motion since they are suing derivatively, and the real parties in interest are the Funds.

Moreover, the Court finds that public interest factors – the desirability of resolving controversies where events at issue occurred, the Court's familiarity with the applicable law and expeditious prosecution of the action – favor transfer of this action to the Southern District of Texas. In particular, the Court finds that none of the events material to the claims against AIM occurred in the Middle District of Florida. The Fund board meetings and, in particular, the contract negotiations at the heart of this case, took place in the Southern District of Texas.

Accordingly, the Court transfers this action against A I M Advisors, Inc. and A I M Distributors, Inc. to the United States District Court for the Southern District of Texas pursuant to 28 U.S.C. § 1404(a).

Dated this __________ day of June, 2004.

____

Elizabeth A. Kovachevich
United States District Court

RECEIVED

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

04 JUN -1 PM 3:26

CLERK, U.S. DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA, FLORIDA

FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCES J. BEASLEY,

Case No. 04 CV 977

Plaintiffs,

-against-

A I M Advisors, Inc. and
A I M Distributors, Inc.,

Defendants.

DEFENDANTS' MOTION TO TRANSFER PURSUANT TO 28 U.S.C. § 1404(a) AND INCORPORATED MEMORANDUM IN SUPPORT

AKERMAN SENTERFITT
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602-5311
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
A I M Advisors, Inc., and
A I M Distributors, Inc.

Preliminary Statement

This is a derivative action brought under § 36(b) and Rule 12b-1 of the Investment Company Act of 1940 by shareholders of several mutual funds, allegedly on behalf of those mutual funds, claiming excessive advisory and distribution fees.

Defendants A I M Advisors, Inc. and A I M Distributors, Inc. (collectively, "AIM") move, pursuant to 28 U.S.C. § 1404(a), to transfer this action to the United States District Court for the Southern District of Texas.

The Court should transfer this action to the Southern District of Texas because that is the location of defendants' place of business and of the pertinent witnesses and documents. It is also where the conduct at issue in this litigation occurred and where the mutual funds involved in this derivative action are located. By way of contrast, this action has no meaningful connection to the Middle District of Florida.

Relevant Facts

Neither of the defendants has an office or a place of business in the Middle District of Florida. No prospective witness resides or works in the Middle District of Florida. No documents or records of either defendant are maintained in the Middle District of Florida. Of the 2,300 employees of AIM and its affiliates, only six[1] reside or work in the Middle District of Florida. None of the challenged conduct took place in the Middle District of Florida.

By contrast, both defendants have their principal place of business in the Southern District of Texas. The non-party witnesses and party witnesses pertinent to this case reside and/or work in Texas (and specifically in Houston, the location of the principal courthouse for the Southern District of Texas). The Southern District of Texas is, thus, far more convenient than the Middle District of

[1] The six are all wholesalers working out of their homes, and they are irrelevant to the claims in this case.

Florida for AIM as well as for the non-party witnesses. The Southern District of Texas also appears to have a lighter trial calendar than the Middle District of Florida.

Finally, it is beyond dispute that this action could have been brought in the Southern District of Texas.

The Legal Standard: § 1404(a)

28 U.S.C. § 1404(a) provides: "For the convenience of parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it might have been brought."

ARGUMENT

This action should be transferred to the Southern District of Texas

This Court (Kovachevich, J.) is well familiar with the principles governing 28 U.S.C. § 1404(a), and has written many opinions on the issue. In Jasper Corp. v. Nat'l Union Fire Insurance Co. of Pittsburgh, Pa., 1999 U.S. Dist. LEXIS 15334, at *11-12 (M.D. Fla. September 3, 1999), this Court outlined the factors as follows:

> "1) Plaintiff's initial choice of forum; 2) convenience of the parties and witnesses; 3) relative ease of access to sources of proof; 4) availability of compulsory process for witnesses; 5) location of relevant evidence; 6) financial ability to bear the cost of the change; 7) and all other practical problems that make trial of the case easy, expeditious, and inexpensive."

Here, those factors demonstrate that the Southern District of Texas is a far more convenient forum, and the interests of justice will be served best by a transfer of the action to that district.

1. **plaintiffs' initial choice of forum** – Since plaintiffs are suing derivatively, and the real parties in interest are the mutual funds, the plaintiffs' initial choice of forum is entitled to little or no weight on this motion. Roy v. Alliance Capital Management, L.P., 2002 U.S. Dist. LEXIS 26660, at *10 (M.D. Fla. 2002) (Bucklew, J.); Koster v. (American) Lumbermen Mut. Cas. Co., 330 U.S. 518, 524 (1947) (claim of named plaintiff in derivative action that "a forum is appropriate merely because it is his home forum is considerably weakened"). In addition, plaintiffs' initial choice of forum should be accorded little or no weight since their testimony and records will play no role in the adjudication of the claims – they are challenging fee negotiations of which they admittedly have no first-hand knowledge. Furthermore, "there is no special relation between this community and the alleged occurrences." Roy, at *10-11; Moghaddam v. Dunkin Donuts, Inc., 2002 U.S. Dist. LEXIS 14952, at *7 (S.D. Fla. August 13, 2002) ("a plaintiff's choice of forum will be afforded less deference when [as here] the operative facts underlying the action occurred outside the district chosen by the plaintiff") (Zloch, J.). Thus, plaintiffs' choice of forum is plainly secondary to the convenience of the non-party witnesses and AIM whose testimony will be critical to the determination of this action.

2. **convenience of parties and witnesses** — A trial in Houston would be much more convenient both for party and non-party witnesses. The pertinent witnesses —the officers and employees of AIM with direct knowledge about the fees and negotiations involved in this action — reside and work in the Southern District of Texas. Thus, no travel will be required of the witnesses to attend the trial. This would not be the case if the trial were held in the Middle District of Florida. Response Reward Systems, L.C. v. Meijer, 189 F. Supp. 2d 1332, 1340 (M.D. Fla. 2002) (Kovachevich, J.); Central Money Mortgage Co. [IMC], Inc. v. Holman, 122 F. Supp. 2d 1345, 1346 (M.D. Fla. 2000) (Kovachevich, J.) ("convenience of witnesses is given

more weight when considering transfer of venue"); Cortez v. First City National Bank of Houston, 735 F. Supp. 1021, 1024 (M.D. Fla. 1990) (Kovachevich, J.) (transfer to Southern District of Texas); Bullard v. The Northern Trust Co., 1992 U.S. Dist. LEXIS 9229 at **3-4 (M.D. Fla. June 19, 1992) (Kovachevich, J.); Prentice v. Prentice Colour, Inc., 779 F. Supp. 578 (M.D. Fla. 1991) (Kovachevich, J.) (transfer to Southern District of Texas where defendant was located).

At a trial in Houston, witnesses could continue their work without significant disruption. The opposite would be true for a trial in the Middle District of Florida. AIM has no office there. The attendance of AIM personnel at a trial in Florida would require them to be absent from their work in Houston for a period of time. Obviously, any disruption in the work of the persons managing the various AIM mutual funds because of travel would be a detriment to those mutual funds and their shareholders. See, e.g. Response Reward Systems, 189 F. Supp. 2d at 1340; Trans-United Indus., Inc. v. Renard Lin. & Rug Co., 212 F. Supp. 373 (W.D. Pa. 1962).

Finally, as already noted, plaintiffs will not be providing meaningful testimony at the trial since they, admittedly, have no first-hand knowledge of the advisory or distribution fee negotiations involved in this case.

3. **access to sources of proof** — AIM is located in the Southern District of Texas. It has no office in the Middle District of Florida. None of the events or transactions material to the claims against AIM occurred in the Middle District of Florida. The mutual fund board meetings and, in particular, the contract negotiations at the heart of this case took place in the Southern District of Texas. Powercerv Technologies Corp. v. Ovid Technologies, Inc., 993 F. Supp. 1467, 1470 (M.D. Fla. 1998) (Kovachevich, J.); New England Machinery, Inc. v. Conagra Petproducts Co., 827 F. Supp. 732, 735 (M.D. Fla. 1993) (Kovachevich, J.).

4. **availability of effective compulsory process for witnesses** — Certain former AIM employees whom AIM intends to call as witnesses by subpoena reside in the Southern District of Texas (see Carome Affidavit). Other non-party witnesses (e.g. disinterested Trustees[2]) also work and live there. Transfer to the Southern District of Texas would ensure that subpoenas will be effective and that those witnesses will appear at trial. Windmere Corp. v. Remington Products, Inc., 617 F.Supp. 8, 11 (S.D. Fla. 1985). In contrast, a subpoena issued for a trial in the Middle District of Florida would be ineffective to procure the presence of those witnesses.

5. **location of relevant evidence** — AIM does not maintain any of its documents or records in the Middle District of Florida. It maintains all relevant documents and records in the Southern District of Texas. Response Reward Systems, 189 F. Supp. 2d at 1340; Money Mortgage Co., 122 F. Supp. 2d at 1347; Jewelmasters, Inc. v. May Dept. Stores Co., 840 F.Supp. 893, 895-96 (S.D. Fla. 1993); Cortez, 735 F. Supp. at 1024.

6. **financial ability to bear cost of transfer** — This action has just recently been commenced. At this early stage, it is unlikely that plaintiffs have made material expenditures of time or money. Transfer will not impose on them any additional cost or cause any loss of expenditures already made. Indeed, if their depositions are required, which is an uncertain proposition at best, AIM agrees to depose them in Florida. By contrast, transfer will be materially helpful to AIM since AIM will not have to pay the cost of transportation and hotels for its many witnesses to fly to Florida and be lodged in Florida.

---

[2] The mutual funds are governed by Trustees. The majority of the Trustees must be and are "disinterested" as that term is used in connection with the Investment Company Act. Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321, 330-31 (4th Cir. 2001). Since this action challenges determinations of those Trustees in connection with the consideration and approval of the advisory and distribution agreements, one or more of them will necessarily be witnesses in this action.

7. **<u>other practical considerations</u>** –

<u>expeditious prosecution of action</u> – This action will, in all likelihood, be more quickly resolved if transferred to the Southern District of Texas. Though the median time from filing to trial is virtually identical in the two districts[3], the Middle District of Florida has seen its calendar grow at about twice the rate of the calendar in the Southern District of Texas over the last year. At the very least, there should be no greater delay in reaching trial in the Southern District of Texas.

<u>the Court's familiarity with the applicable law</u> – Florida law is not involved in this action; the law involved is the Investment Company Act of 1940, which is equally accessible to the Southern District of Texas as it is to this Court.

In sum, all pertinent factors support transfer to the Southern District of Texas.

* * *

Recent decisions transferring alleged excessive fee cases under § 36(b) of the Investment Company Act to the districts where the fund complexes were headquartered also provide support for this motion. In <u>Roy</u>, at **8-11, Judge Bucklew, after applying the "first-filed" rule so as to give deference to an earlier action in the transferee district, held:

> "The Court further finds that the action should be transferred for the convenience of the parties and witnesses and in the interests of justice. First, Defendant asserts that potential witnesses include its employees with direct knowledge of the Fund's investments in Enron, Defendant's directors and senior officers – of whom the vast majority reside in the New York City/New Jersey metropolitan area. Defendant asserts that none of these potential witnesses have any connection to the Middle District of Florida . . .
>
> Second, the vast majority of documents relevant to this case are located at offices in the New York City/New Jersey metropolitan area, or in Minnesota . . .

[3] For 2003 it was 20.8 months in the Southern District of Texas while it was 20.2 months in the Middle District of Florida (www.uscourts.gov./library/statistical.reports).

> Finally, the interests of justice require that this Court transfer the action to the District of New Jersey. The Supreme Court has stated that §1404(a) was intended to prevent 'unnecessary inconvenience and expense to parties, witnesses, and the public.' Although transferring the case will undoubtedly inconvenience Plaintiff, the inconvenience the transfer will impose upon her does not compare to that which would be imposed upon Defendant if the case were to remain pending in this Court. In light of the fact that this case is a derivative action, it is highly unlikely that Plaintiff's presence 'would help to make whatever case can be made [on] behalf of the corporation.' Koster v.(American) Lumbermens Mut. Cas. Co., 330 U.S. 518, 525, 91 L. Ed. 1067, 67 S. Ct. 828 (1947). Plaintiff has not indicated that she possesses any information which would be helpful to the resolution of the matters at issue in the case at bar, nor has she indicated that she intends to serve as a witness at trial. As such, it appears that the burden on Defendant in having to defend this action in this Court would be much greater than that which will be imposed upon Plaintiff in pursuing this case in the District of New Jersey."

In Nelson v. A I M Advisors, Inc., 2002 US Dist. LEXIS 5101, at **3-5 (S.D. Ill. March 8, 2002), the Court transferred to the Southern District of Texas an action against these same AIM defendants brought by plaintiff's counsel for the same relief —the recovery of allegedly excessive advisory and distribution fees. For other mutual fund opinions so holding, see, e.g.: Cullen v. Templeton Growth Fund, Inc. and Templeton Global Advisors, 03-CV-0859-MR (S.D. Ill. March 29, 2004); Green v. Fund Asset Management L.P., No. 96 11276-NG (D.Mass. July 15, 1997); Krinsk v. Fund Asset Management, Inc., No. 85-1268-GT (CM) (S.D. Cal. Oct. 10, 1985).

Conclusion

For the foregoing reasons, Defendants A I M Advisors, Inc. and A I M Distributors, Inc. respectfully request that this Court transfer this action to the United States District Court for the Southern District of Texas.

Dated: June 1, 2004

Respectfully submitted,

AKERMAN SENTERFITT

by ______________________
Joseph W. Hatchett
Florida Bar No. 034486
Margaret D. Mathews
Florida Bar No. 348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602-5311
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
A I M Advisors, Inc.
and A I M Distributors, Inc.

CERTIFICATE OF COMPLIANCE

The undersigned counsel certifies that she has conferred with Guy M. Burns, counsel for the Plaintiffs regarding resolution of the motion. At this time, Plaintiffs are considering whether to agree and therefore no resolution has been reached on the disposition of the motion.

Respectfully submitted,

AKERMAN SENTERFITT

By: Margaret D. Mathews

Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560
Attorneys for Defendants:
A I M Advisors, Inc. and
A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 1st day of June, 2004:

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Margaret D. Mathews
Attorney